ANNUAL REPORT

DIGITALLY IMPORTED, INC.

3773 E Cherry Creek North Drive
Suite 575
Denver CO 80209
303-997-2202

http://www.di.fm



In this report, the term "we," "us," "our," "DI.FM" or "the Company" refers to Digitally Imported, Inc.

The Company, having offered and sold Class B Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202) for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at http://www.di.fm/investors.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

Basic Information about the Company and Overview

Digitally Imported, Inc. is a C Corporation incorporated in the State of New York. The Company was first organized as Webmedia Consulting, Inc. on August 24, 2000 and then changed its name to Digitally Imported, Inc. on January 28, 2003. Initially, the Company was taxed as an S Corporation. However, following its merger with AudioAddict, Inc. on December 2, 2016, the Company was thereafter taxed as a C Corporation.

Digitally Imported, is an internet radio service focused on electronic music. Our founder, Ari Shohat started it in 1999 as a hobby while at college. He found it frustrating that he couldn't find music he enjoyed, which at that time was electronic music mostly coming from Europe. So he began broadcasting it via internet radio as a way to reach a broader audience. Once created, it attracted many online listeners. He then launched the stream on a service called SHOUTcast, which was a directory of Internet radio stations. As the channel grew in popularity and station rankings increased he knew that he had captured the audience that was interested in electronic music.

What makes DI.FM different is that our content is presented through curation. Real people who love electronic music put the channels together diligently and work to get the very best for a multitude of genres of electronic music. The goal of DI.FM is to present listeners with a highly curated, lean-back listening experience of electronic music.

With millions of registered listeners to date, users can listen for free or upgrade to our Premium service.

Our operations are currently based out of Denver, Colorado.

Principal Products
One of the first online radio networks to go live in 1999, DI.FM is a multi-channel internet radio service that focuses exclusively on electronic music. Over the years, DI.FM has grown into a destination and lifestyle for over 3 million unique listeners who tune in every month. DI.FM offers something unique for every electronic music fan, no matter what style of music you love.

Currently, the Company offers over 90 channels of electronic dance music via its website and mobile applications. The Company also licenses its platform, technology, and administrative services to other related companies. The business is supported through subscription fees received by listeners, platform licensing revenues, and advertising revenues.

Our streaming network is made up of an online listening experience, mobile applications, third party vendor and device support, and an engaged & loyal social media following. DI.FM is entrenched in electronic music... it's not just music; it's a lifestyle.

We offer both premium subscription and ad-supported services. Our premium and ad-supported services live independently, but thrive together. We believe this business model has allowed us to achieve scale with attractive unit economics and is a critical part of our success.

Our premium subscription service is the version of the Company's service which currently includes advertisement-free access and higher audio quality on supported devices. The Company offers one-month, annual, and two-year subscription options.

Our ad-supported service allows our listeners free access to our service but they receive advertisements – including audio, display and mobile display ads while utilizing our service.

The company also provides IT infrastructure, streaming media, membership services, advertising integration, software development and other assorted administrative services to other online webcasting companies. The Company retains a percentage of all revenues earned and received. See "Related Party Transactions" for more details.

Market

The global electronic music market is valued at $7.1 billion annually, and is growing fast with a 60% increase over the past 3 years. We have grown at a steady rate since 1999, however, our vision is to grow DI.FM at a more rapid pace and take advantage of the booming electronic music market. We intend to use investment money for the following: (i) aggressive user acquisition, (ii) converting more listeners into active Premium subscribers and (iii) expanding our services in the UK and Germany.

We have a very high number of returning subscribers. We believe this demonstrates that the service provides a lasting value.

Differentiating statistics regarding our market growth are highlighted below:
- Approximately 31,600 premium subscribers as of December 31, 2017.
- Approximately 420,000 monthly "unique listeners" as of December 31, 2017.
- 2012 winner of "Best Music App" at the International Dance Music Awards.
- 2010 winner of "Best Global Radio" at the International Dance Music Awards.

Marketing/Business Development

We believe we are still in the early stages of realizing our goal to increase user acquisition and improve conversations regarding our premium offering.

Our growth strategies are focused on continuously improving our technology and attracting more users in current and new markets. The key elements of our growth strategy are:

- *Continually Enhance our Platform in Order to Retain and Grow Our User Base.* We will continue to (i) invest heavily in research and development, (ii) make our offerings more attractive to existing and prospective users and (iii) invest in our curation capabilities, specifically through our upcoming playlists functionality, so that we deepen the personalized experience that we offer to all of our users.

- *Further Penetrate our Existing Markets.* By pursuing initiatives that drive the continued growth of our user base within our existing markets, we hope to convert subscribers into premium subscribers. These initiatives include increased marketing spend, additional curated content to consume, and increasing user sharing events.

Competition

In the current marketplace, our direct competitors include Pandora, Spotify and Apple. We believe our product is distinct from that of our direct competitors because it is the premiere service that is specifically tailored for those listeners with a deep passion for electronic music. On our competitors' sites, electronic music has become a commodity that gets lost in the sea of other available music. Listeners have to do a lot of digging to find what they're looking for. At DI.FM our reputation is built on filtering content, and our curation allows listeners to enjoy what is termed a "lean back experience." When you start listening, we want the music to continue to be so good that no skipping is required. Our listeners trust us to play what they want to hear.

Employees

In addition to our full-time CEO and COO, we have 10 full time employee and 1 part time employee.

Intellectual Property

The Company has registered the following intellectual property:

USPTO:

MARK	SERIAL NUMBER	FILING DATE
Word Mark for DIFM and mark drawing code	87529096	July 14, 2017
Word Mark for DIFM	87533848	July 19, 2017
Word Mark for DIFM and mark drawing code	87529085	July 14, 2017

WIPO:
Mark: Digitally Imported
Registration Number: 1220937
US, 17.02.2004, 2814807.
Registration Date: November 9 2014
Registration Expiration Date: November 9, 2024

Legal Proceedings

The Company is not currently involved in any legal proceedings.

PEOPLE BEHIND THE COMPANY

The below table identifies the principal people with the Company:

Name	Position	Date Elected or Appointed	Fulltime with the Company?
Officers:			
Gregory Ari Shohat	CEO	August 2000	Yes
Eloy Lopez	COO	October 2015	Yes
Directors:			
Gregory Ari Shohat	Director		Yes

Gregory Ari Shohat, Chief Executive Officer
Gregory Ari Shohat is currently the Chief Executive Officer of Digitally Imported, Inc. He has served in that position since founding Digitally Imported from August 2000 to the present date. Prior to being able to work full time at Digitally Imported, Ari worked in the field as a software developer between 1999-2002. During those years, his positions varied from corporate environments such as at the Depository Trust Company and News Corp, to boutique solutions providers such as The Sloan Group and Archaio LLC. Ari holds a BA degree in Computer Science from Pace University. Prior to graduating from Pace, he completed his initial two years of college pursuing a BS degree in Computer Science at Binghamton University of New York.

Eloy Lopez. President and Chief Operating Officer
Eloy Lopez is currently our President and Chief Operating Officer. He has served as Chief Operating Officer from July 2011 to the present date, and began serving as the President starting October 2015. Eloy oversees the company's marketing strategy, software development and content supply chain as COO, and business development and overall strategy as President. Prior to working at Digitally Imported, Inc., Eloy co-founded Beatport in 2004 and served as its Chief Operating Officer and President until leaving the company in June 2010. During his tenure at

Beatport, Eloy managed the organization's software development and content supply chain strategies. He assisted Beatport in securing a $12MM investment from the New York firm Insight Venture Partners in 2007, and eventual sale of the company in 2013 to SFXii. He is also a co-founder of Irrupt.com, a music sample library site also specializing in electronic dance music genres.

RELATED PARTY TRANSACTIONS

Platform Licensing Agreements

Radio Now, LLC ("Radio Now") has a contract with the Company for the provision of technology services to operate Radio Now's website and mobile applications (including but not limited to membership billing and administrative services, music streaming technology, hosting, mobile applications, and advertising systems and services). The Company retains all rights in the technologies. For services provided, the Company retains a percentage of Radio Now's subscription and advertising revenues. Radio Now is owned 100% by the wife of Gregory Ari Shohat, our CEO and majority shareholder. Revenues from Radio Now represented 54% of platform revenues for 2017, and 20% of total revenues.

For the years ended December 31, 2017 and 2016, $420,710 and $486,708, respectively, were incurred relating to Radio Now in relation to this agreement and charged to costs of net revenues in the statements of operations. For the years ended December 31, 2017 and 2016, there were balances due to Radio Now of $63,112 and $39,342, respectively, due to the timing of remitting amounts collected for Radio Now.

Radio World, LLC ("Radio World") also has a contract with the Company for the provision of technology services to operate its websites and mobile applications (including but not limited to membership billing and administrative services, music streaming technology, hosting, mobile applications, and advertising systems and services). The Company retains all rights in the technologies. For services provided, the Company retains a percentage of subscription and advertising revenues. Radio World is owned by the Company's majority shareholder, a trust established for the majority shareholder's children and another employee of the Company. Revenues from Radio World represented 46% of platform revenues and 16% of total revenues for 2017.

For the years ended December 31, 2017 and 2016, $351,695 and $363,090, respectively, were incurred relating to Radio World in relation to this agreement and charged to costs of net revenues in the statements of operations. For the years ended December 31, 2017 and 2016, there were balances due to Radio World of $47,027 and $32,250, due to the timing of remitting amounts collected for Radio World.

Notes Payable

There have been various Notes Payable by the Company to Radio Now. For the years ended December 31, 2017 and 2016, $114,055 and $57,428 was repaid on these Notes to Radio Now.

There is a Note Payable by the Company to Radio World. For the years ended December 31, 2017 and 2016, $19,741 and $5,200 was repaid on these Notes to Radio World.

Operating Activities

Management fees charged to Radio World by the Company totaled $106,258. Throughout the year the Company made various payments on behalf of Radio World, these totaled $32,363 for the year ended December 31, 2017. In addition, the Company made various payments on behalf of Radio Now. These totaled $14,923 for the year ended December 31, 2017. For the year ended December 31, 2017, the amounts due from Radio Now and Radio Word totaled $14,923 and $2,363, respectively.

RISK FACTORS

We are dependent on revenues from related party entities. As discussed in "Related Party Transactions," a significant proportion of our revenues is derived from the provision of services to two entities that are under common control with us. If the arrangements with either of these entities were to be terminated, it would have a material adverse effect on our business.

We frequently enter into related party transactions. As discussed in "Related Party Transactions," we borrow money from our affiliates Radio World and Radio Now, and we also make payments on their behalf from time to time. In the event either of these entities fail, it could have a material adverse effect on our business.

Technology vulnerabilities. It is possible that Company's servers, software, platforms, websites and hardware may be vulnerable to unauthorized access, system failures and other security problems. Persons who circumvent security measures could wrongfully use its technology incorrectly or cause damage to its operations. It may be necessary for the Company to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any such breaches. Although our plans are to always utilize industry standard security measures, these measures may prove to be inadequate and system failures and delays may occur that could have an adverse effect on the Company's financial condition, operating results and cash flow.

The Company depends on a small management team. The Company depends on the skill and experience of two individuals, Gregory Ari Shohat and Eloy Lopez. Each has a different skill set. If the Company is not able to call upon one of these people for any reason, its operations and development could be harmed.

Our people are our most important asset. If we lose our key staff, we may have difficulty continuing our business as anticipated. The Company's future success depends on the continued services and performances of key management, consultants and advisors. Our future success may further depend on the Company's ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

The Company is controlled by Gregory Ari Shohat. Gregory Ari Shohat, the CEO of the Company, currently holds approximately 95% of all of the Company's voting stocks.

We are competing against larger and more established service providers. We are a small service provider in a market that has many large service providers and will have to compete against companies with large marketing budgets and established distribution channels.

Market and Market size. Our potential market may not be as large or our industry may not grow as rapidly as anticipated. With a smaller market than expected, we may have fewer customers. Moreover, the potential markets for products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing services and products, the introduction of new services and products, and changing customer demands. The Company's success could depend on our ability to respond to changing service and product standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

Royalties and Licenses. Our business model depends on receiving licenses to stream and disseminate music and copyrighted material of other parties, to whom we must pay royalties. Loss or disruption of licenses or increases in royalty payments would have a direct and adverse impact on the Company's ability to operate. Furthermore, the business model of the Company depends on licensing rights in each of sound recordings and compositions under licenses from the applicable collective rights management or societies in each relevant territory. These rights include, chiefly, the so-called "Performing" right (to stream and distribute music online) but may also include the so-called "Mechanical" right to copy music onto digital databases for distribution purposes. The Company's service is primarily intended for and available to users in the United States of America, the Netherlands, the United Kingdom and Canada. In each of these countries, all necessary rights in respect of sound recordings and compositions are available on a "blanket" basis from monopoly (or oligopoly) collection societies and the Company has either obtained the necessary licenses or is in advanced stages of negotiation with the licensors. Such negotiations that are still ongoing in these countries are expected to conclude in the short-term. Therefore, assuming that the Company remains engaged with such licensors and is prepared to pay license fees in future at or near the amount that it has paid to date, the Company's EU-based licensing advisors consider that there is no substantial legal or commercial risk in these territories.

The Company's services, however, are accessible by internet users globally, irrespective of location. For territories where the Company has not concluded any music licenses and does not (yet) have an ongoing relationship with applicable licensors, there is a risk that the Company may be threatened with demands for license fees and/or legal claims for unauthorized use of sound recordings or compositions. On a practical level, the Company's financial risk in any event is not likely to exceed a "fair and reasonable" license fee for the actual use made of those sound recordings and/or compositions in the applicable territory (plus any legal fees for local assistance with such claims). According to the Company's advisors, whilst this risk is made far worse in the U.S. due to claims regularly made for very substantial "statutory damages," no other relevant country has any comparable regime. It should be noted that in some territories claims can be uplifted for "flagrant" unauthorized use but, based on the Company's behavior to date, the chances of receiving any such claim are very low.

The Company may choose (now or at some point in future) to mitigate such risk by initiating contact with relevant licensors in certain territories, but this would need to be managed on a case-by-case basis and, due to normal usage fluctuations for a music service of this kind, the risk in each case may vary widely over time. More commonly, music services mitigate such risk simply by accruing funds in the amount of a "fair and reasonable" license fee (as conservatively determined in conjunction with advisors) to account for actual usage in each territory on an ongoing basis. Moreover, licensors in certain territories will from time to time undergo structural or systemic changes which potentially could lead to loss or disruption of licenses, or increased demands for license fees, which could have a direct and adverse impact on the Company's financial position and/or ability to operate. It may be possible for the Company to accrue additional amounts to mitigate such potentially-wider risk, but this is impossible to predict with any reasonable measure of certainty and would need to be managed on a case-by-case basis.

The terms of the U.S. compulsory license for webcasting require that a royalty be paid for the transmission of all or any portion of an identifiable sound recording to a transmission recipient. While the Company for many years considered a DJ compilation mix or show to be an identifiable sound recording for performance reporting purposes, the Company was notified this practice was not acceptable. It is possible that the Company could be found liable for additional music royalties in connection with performance of individual tracks within such mixes/shows. In June 2015, the Company began offering a portion of DJ compilation mixes and shows for interactive playback to paying subscribers in the United States and Netherlands. The individual tracks within these mixes and shows were not identified and it is likely that a large portion of the individual tracks are not licensed for interactivity. While this activity represents an insignificant amount of total listening in these countries, copyright violations in the United States especially can be significant.

The Company's consolidated financial statements were prepared on a going concern opinion. The Company's consolidated financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 3 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. The Company has sustained a net loss of $193,324 during the year ended December 31, 2017, has an accumulated deficit of $892,247 and $698,923 as of December 31, 2017 and 2016, respectively, and current liabilities exceeded current assets by $343,000 as of December 31, 2017. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

The independent accountant observed that these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company is going to need more money. The Company might not sell enough securities to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if it sells all the securities it's offering now, it will probably need to raise more funds in the future, and if it can't get them, it will fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms

The Company has limited working capital and there may not be sufficient financial resources available to carry out planned operations. We depend upon timely availability of adequate working capital in order to meet the objectives of our technology development and business plans. We estimate that the additional externally generated equity investment, including the funds received from our Crowdfunding offering, will allow for the Company to achieve self-sustaining positive cash, but there can be no assurance that positive cash flow will ever occur. There can be no assurance that our development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If the Company is unable to obtain additional capital if needed, in the amount and at the time needed, this may restrict planned development and/or rate of growth of our sales; limit our ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The Company's working capital requirements may significantly vary from those currently anticipated.

Intellectual Property. The Company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent and copyright protection for its methods of producing the services, preserving its service and trade marks, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others. There can be no assurance that (i) any Company - related patents or copyrights will be issued from any pending or future patent applications; (ii) the scope of any patent or copyright protection will be sufficient to provide competitive advantages; (iii) any patents or copyrights the Company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the Company patents, copyrights and its other proprietary rights. Unauthorized parties may try to copy aspects of services, products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The Company cannot guarantee that no harm or threat will be made to its intellectual property.

In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, would be time-consuming and could have a material adverse effect on our business, operating results and financial condition, may be necessary to enforce our patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent or copyright infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims.

Increasing costs of user acquisition in the digital media ecosystem could have a negative impact on margins. If marketing and other costs necessary in order to gain users increase, our profit merging may be adversely impacted and our financial results may suffer.

Regulatory or licensing contract changes are always a possibility (increased music royalties). Changes in governmental regulation regarding music distribution or our industry could adversely impact our ability to provide the services we historically provided to our users and subscribers. Moreover, changes in the terms of the various licensing and royalty agreements to which we are a party could cause us to modify the types and amount of music and service we can provide to our users and subscribers. Such changes could undermine our business model and affect our ability to earn revenues we historically have been able to earn.

Hacking of software and databases or other electronic disruption of business operations (e.g. denial of service attack). Our services are rendered online. Any software or database or electronic disruption of business operations attack would have a materially adverse impact on our ability to provide any of our services.

Value Added Tax (VAT). The Company's business qualifies as an "Electronically Supplied Service" under the EU VAT regulations. Until January 1, 2017, the Company had not collected and, thus, had not remitted VAT. As the burden of collection is with the supplier of the Electronically Supplied Service, this could represent unasserted potential claims against the Company that could result in a loss to the Company in a material amount for the years in which the Company sold its subscriptions into the European Union. The Company has taken all steps as of January 1, 2017 to properly collect and remit VAT for sales to European Union customers.

Any valuation at this stage is pure speculation. No-one is saying the Company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in the Company is reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of ownership	Percent of voting power
Gregory Ari Shohat	Class A Common Stock	95.629%	97.8011%

*The Class B Common Stock is non-voting.

DESCRIPTION OF SECURITIES OF THE COMPANY

General
The Company has previously issued 11,465,192 shares of Class A Common Stock and 377,250 shares of Class B Common Stock.

The following descriptions summarize important terms of the issued securities of Digitally Imported, Inc.

Class A Common Stock

Dividend Rights

Holders of Class A Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Each holder of Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Class A Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Class A Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Class B Common Stock

Dividend Rights

Holders of Class B Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Holders of Class B Common Stock do not have voting rights.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities. Class B Common Stock are in parity with the Class A Common Stock.

Rights and Preferences

Holders of the Company's Class B Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Phantom Stock

In 2014, the Company established a phantom stock employee incentive program and approved a form of phantom stock and change in control agreement. This program provides awards to compensate for appreciation in the stock equity of the Company and does not require the issuance of additional shares of stock. In 2016, the Company merged with AudioAddict, Inc., which also maintained a phantom stock program, and AudioAddict, Inc.'s phantom stock awards, as well as the Company's prior awards, were honored and substituted by the Company's 2016 amended and restated phantom stock and change in control agreement.

Phantom stock is not equity in the Company. Under the program, the Company authorizes the issuance and have outstanding up to 50% of the outstanding stock of the Company as the phantom stock units or stock appreciation at any time. The form of phantom stock agreement revokes all prior stock option grants made to the grantee. Phantom stock under this agreement is hypothetical shares of common stock of the Company.

Non-Transferrable

The phantom stock is not transferrable. Distributions of the difference between the fair market value of the vested phantom stock determined as of the date of grant and the distribution event are made to the grantee within 30 days after a change of control. A change of control may include acquisition of 51% of the then-outstanding voting securities of the company by any person, entity or affiliated group, excluding any employee benefit plan of the company, consummation of a merger or consolidation of the Company into another company, such that the holders of the voting securities of the Company immediately prior to such merger or consolidation are less than 51% of the combined voting power of the securities of the surviving company or the parent of such surviving company; or sale or other disposition of all or substantially all of the assets of the company to an unaffiliated organization.

Distributions

Distribution payments under the agreement are in the form of cash, stock or other equity determined by the board. Other distribution events include death of the grantee, disability or separation of service. Payment of vested benefits following these distribution events provides for payment in annual installments, subject to the vested value of the grantee's benefits.

Total Number Authorized for Issuance and Vested Awards

For the years ended December 31, 2017 and 2016 the total number of units authorized for issuance were 5,732,596. Vested phantom stock awards for the year ending December 31, 2017 were 3,115,669.

FINANCIAL STATEMENTS

The financial statements of the Company may be found at the end of this Annual Report. The financial statements have been prepared in accordance with generally accepted accounting principles.

FINANCIAL CONDITION

Results of Operations

The Company generates various forms of revenue. Its subscription revenue is generated via sale of premium service, which includes advertisement-free content access and enhanced audio quality on supported devices, along with subscription terms of varying length from one month, to annual to a two-year subscription options. Revenues under these arrangements are recognized over the term of the subscription. The Company also recognizes platform revenue, by which it provides IT infrastructure, streaming media, membership services, advertising integration, software development and other assorted administrative services to other online webcasting companies, Radio Now, and Radio World. The Company also derives revenue from advertising. Such revenue is mainly sourced from audio, display and mobile display advertising.

The Company's total revenues for the year ended December 31, 2017 were $4,444,582, compared to $4,537,235 in 2016, a 2% decrease. Total revenues consist of revenues from subscriptions, platform licensing and advertising as well as other revenues. The Company's revenues were primarily derived from the subscription and platform licensing which were $2,353,145 and $1,618,565 in 2017, respectively. The decrease was mainly attributable to a decrease in platform licensing revenues of 10%.

Cost of revenues primarily include the cost of music royalties, order fulfillment costs, advertising delivery technology costs, bandwidth costs associated with streaming musical content to our listeners, depreciation expense and other music content costs. Cost of revenues increased to $957,281 in 2017 from $865,918 in 2016, or 10.5%, primarily due to increases in cost of music royalties.

The Company's operating expenses consist of: (i) compensation, which includes employee and consultant related costs such as salaries, consulting fees, benefits related to employees, health insurance, equity based compensation costs, travel and payroll taxes; (ii) general and administrative costs, which includes principally internal and external information technology, rent, utilities, business insurance, bad debt expense related to notes receivable, subscriptions and software licenses, depreciation, professional fees (including legal, accounting and other consultants) and other administrative expenses; and (iii) marketing expenses, which principally include digital advertising costs and direct listener communication costs, including email processing and mobile phone communication deliveries. Operating expenses in 2017 amounted to $3,640,946, a less than 1% increase from $3,613,267 in 2016. The primary components of this increase were due to a decrease in general administrative costs offset by an increase in marketing costs, while compensation increased slightly.

As a result of the foregoing factors, the company had a net loss from operations of $153,645 in 2017 compared with a net income from operations of $58,050 in 2016.

Other income/(expenses) primarily consist of interest expense, other income and foreign income tax expenses. Other expenses amounted to $39,679 in 2017 compared with $2,273.in 2016, an increase of $37,406.,

As a result of the foregoing factors, the Company's net income loss for 2017 was $193,324 compared to net income of $55,777 in 2016.

Liquidity and Capital Resources

As of December 31, 2017, the Company reports total checking/savings of $566,079, total accounts receivable of $353,337, prepaid expenses of $92,286, subscription receivables of $117,612 (related to the Regulation Crowdfunding offering) and total other current assets of $9,105. In addition, the Company reports total fixed assets of $60,821 and total other assets of $5,000, resulting in the Company having total assets of $1,204,240. Furthermore, the Company reports total current liabilities of $1,481,419 and total long-term liabilities of $237,198, yielding total liabilities of $1,718,617.

To date, our activities have been funded from our revenues (less our expenses) as well as capital raised through the Regulation Crowdfunding offering, the initial issuances of stock of the Company to our current shareholders and related party loans described above in "Related Party Transactions". The Company will continue to fund working capital through its ability to generate cash flow from operations and will supplement such cash flow by either sales of securities, loans from third parties or an additional securities offering.

During 2017, the Company raised $396,113 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding. 377,250 shares of common stock were issued at $1.05 per share. As of December 31, 2017, the Company had a receivable of $117,612 related to un-received and escrowed funds on this offering. These funds will provide the immediate cash infusion, which we anticipate will enable the Company to pursue its uses of proceeds as discussed herein. These funds are necessary to the long-term viability of the Company and its effort to continue to expand its product and service offerings and marketing efforts to attract more users and subscribers.

Indebtedness

The company has several outstanding notes payable to Radio Now, LLC, a related party. For the years ended December 31, 2017 and 2016, the aggregate outstanding amounts paid under such notes were $114,055 and $57,428, respectively.

Furthermore, the company has an outstanding note payable to Radio World, LLC, another related party. For the years ended December 31, 2017 and 2016, the aggregate outstanding amounts paid under such note were $19,741 and $5,200, respectively.

As of December 31, 2017, the aggregate outstanding principal amount of the Company's indebtedness was $55,741. As of April 30, 2018 all of the outstanding notes payable to Radio Now were paid in full. For further information regarding the company's outstanding notes payable, see below.

Creditor: Radio Now, LLC (formerly Sky FM, LLC)
Original Principal Amount of Debt: $100,000
Interest Rate: 1.80%
Loan Date: May 7, 2014
Maturity Date: May 15, 2019
Other Material Terms: Note was made by AudioAddict, Inc. to Sky FM, LLC. Digitally Imported, Inc. and AudioAddict, Inc. merged on or about December 2, 2016, with Digitally Imported, Inc. being the surviving entity; Sky FM, LLC (now Radio Now) and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC)
Original Principal Amount of Debt: $50,000
Interest Rate: 1.89%
Loan Date: July 2, 2014

Maturity Date: July 15, 2019
Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC)
Original Principal Amount of Debt: $50,000
Interest Rate: 1.90%
Loan Date: November 20, 2014
Maturity Date: November 15, 2019
Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC)
Original Principal Amount of Debt: $50,000
Interest Rate: 1.75%
Loan Date: January 20, 2015
Maturity Date: January 15, 2020
Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC)
Original Principal Amount of Debt: $50,000
Interest Rate: 1.70%
Loan Date: February 19, 2015
Maturity Date: February 15, 2020
Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC)
Original Principal Amount of Debt: $50,000
Interest Rate: 1.47%
Loan Date: March 13, 2015
Maturity Date: March 15, 2020
Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

Creditor: Radio Now, LLC (formerly Sky FM, LLC)
Original Principal Amount of Debt: $25,000
Interest Rate: 1.53%
Loan Date: May 22, 2015
Maturity Date: May 15, 2020
Other Material Terms: Radio Now, LLC and Digitally Imported, Inc. are related parties.

Recent trends

The average monthly loss for Digitally Imported has been approximately $16,110. We expect this amount to remain approximately the same in the coming year due to increased spending for marketing and user acquisition efforts.

Prior offerings of securities

Since it began its operations in 2000 and issued its common stock to its founders, the Company has engaged in the following offerings of securities:

- As of August 24, 2000, the Company entered into a subscription agreement with Gregory Ari Shohat for the sale of 85 shares at a subscription price of $100 per share, under Rule 506b of Regulation D. The Company used the proceeds from that offering to support our business activities and engage in product development.
- As of January 1, 2004, the Company entered into a subscription agreement with Gary J. Dobek for the sale of 15 shares at a subscription price of $130 per share, under Rule 506b of Regulation D. The Company used the proceeds from that offering to support our business activities and engage in product development.

- As of December 29, 2017, the Company sold 377,250 shares of Class B Common Stock under Regulation Crowdfunding for a total of $396,113. The Company used the proceeds from that offering to support our business activities and engage in product development.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the note convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

For its Regulation CF offering the company determined valuation based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. In the future, the company may be valued by one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

What it means to be a minority holder?

Minority holders will have limited rights, if at all, in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transfer Restrictions – Regulation CF

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:
- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers, directors, or twenty percent equity holders are disqualified from relying on Regulation Crowdfunding.

Ongoing Reporting Compliance

The Company has been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has failed to comply with the requirements of Rule 202. Concurrently, with this filing the Company will file it's Form C-U relating to the close of its Crowdfunded offering.

OTHER INFORMATION

CrowdCheck, Inc. provided compliance support to the Company in preparing this report.



Digitally Imported, Inc.
A New York Corporation

Consolidated Financial Statements (Unaudited)
December 31, 2017 and 2016

Digitally Imported, Inc.

TABLE OF CONTENTS

	Page

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND 2016, AND FOR THE YEARS THEN ENDED:

Digitally Imported, Inc.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 566,079	$ 689,663
Accounts receivable	353,337	329,281
Prepaid expenses	92,286	67,236
Subscripton receivable	117,612	-
Other assets	9,105	1,425
Other receivables	-	7,943
Total Current Assets	1,138,419	1,095,548
Non-Current Assets:		
Property and equipment, net	60,821	76,387
Intangible assets	5,000	5,000
Total Non-Current Assets	65,821	81,387
TOTAL ASSETS	$ 1,204,240	$ 1,176,935
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 63,986	$ 75,959
Due to related parties	110,139	71,592
Accrued expenses	121,171	99,423
Accrued music royalties - current	169,404	148,436
Capital lease payable - current	-	9,642
Equity compensation payable - current	-	26,090
Notes payable - current	55,741	59,914
Deferred revenues - current	960,978	983,580
Total Current Liabilities	1,481,419	1,474,636
Long-Term Liabilities:		
Equity compensation payable - long term	131,563	150,676
Notes payable - long term	-	129,623
Deferred revenues - long term	105,635	109,458
Total Long-Term Liabilities	237,198	389,757
Total Liabilities	1,718,617	1,864,393
Stockholders' Equity (Deficit):		
Class A Common Stock, $0.001 par, 20,000,000 shares authorized, 11,465,192 and 11,465,192 shares issued and outstanding, as of December 31, 2017 and 2016, respectively.	11,465	11,465
Class B Common Stock, $0.001 par, 20,000,000 shares authorized 377,250 and 0 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	377	-
Additional paid-in capital	366,028	-
Accumulated deficit	(892,247)	(698,923)
Total Stockholders' Equity (Deficit)	(514,377)	(687,458)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,204,240	$ 1,176,935

No assurance is provided

See accompanying notes, which are an integral part of these consolidated financial statements.

Digitally Imported, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Subscription revenues	$ 2,352,145	$ 2,353,483
Platform licensing revenues	1,618,565	1,798,288
Advertising revenues	337,760	289,612
Other revenues	136,112	95,852
Total revenues	4,444,582	4,537,235
Costs of net revenues	(957,281)	(865,918)
Gross profit	3,487,301	3,671,317
Operating Expenses:		
Compensation	3,015,127	3,001,285
General & administrative	468,911	497,665
Marketing	156,908	114,317
Total Operating Expenses	3,640,946	3,613,267
Income/(Loss) from operations	(153,645)	58,050
Other Income/(Expense):		
Interest expense	(1,545)	(5,878)
Loss on disposal of assets	(4,364)	-
Other income/(expense)	(22,962)	20,081
Foreign income tax expense	(10,808)	(16,476)
Total Other Income/(Expense)	(39,679)	(2,273)
Provision for income taxes	-	-
Net Income/(Loss)	$ (193,324)	$ 55,777

Digitally Imported, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

| | Common Stock | | | | | | | |
| | Class A Common Stock | | Class B Common Stock | | | | | Total |
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Stockholders' Equity (Deficit)
Balance at January 1, 2016	10,000,000	$ 10,000	-	$ -	$ -	$ (753,235)	$ (743,235)
Merger	1,465,192	1,465	-	-	-	(1,465)	-
Net income	-	-	-	-	-	55,777	55,777
Balance at December 31, 2016	11,465,192	$ 11,465	-	$ -	$ -	$ (698,923)	$ (687,458)
Common stock issuance	-	$ -	377,250	$ 377	$ 395,736	$ -	$ 396,113
Offering Costs	-	-	-	-	(29,708)	-	(29,708)
Net loss	-	-	-	-	-	(193,324)	(193,324)
Balance at December 31, 2017	11,465,192	$ 11,465	377,250	$ 377	$ 366,028	$ (892,247)	$ (514,377)

No assurance is provided
See accompanying notes, which are an integral part of these consolidated financial statements.

Digitally Imported, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income/(Loss)	$ (193,324)	$ 55,777
Adjustments to reconcile net income/(loss) to net		
cash provided by (used in) operating activities:		
Depreciation	53,582	72,448
Loss on disposal of assets	4,364	-
Equity compensation expense/(income)	(19,113)	13,566
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(24,056)	186,965
(Increase)/Decrease in prepaid expenses	(25,049)	(9,657)
(Increase)/Decrease in other receivables	7,944	(6,241)
(Increase)/Decrease in notes receivables	-	58,444
(Increase)/Decrease in other assets	(7,680)	-
Increase/(Decrease) in accounts payable	(11,973)	(67,281)
Increase/(Decrease) in accrued expenses	21,748	(62,046)
Increase/(Decrease) in accrued music royalties	20,968	(62,161)
Increase/(Decrease) in deferred revenues	(26,424)	141,738
Net Cash Provided by (Used In) Operating Activities	(199,013)	321,552
Cash Flows From Investing Activities		
Purchase of property and equipment	(42,383)	(42,318)
Net Cash Used In Investing Activities	(42,383)	(42,318)
Cash Flows From Financing Activities		
Repayment of loan payable	-	(11,811)
Repayment of capital lease payable	(9,642)	(29,687)
Repayment of equity compensation	(26,090)	(30,757)
Payments of notes payable	(133,796)	-
Proceeds from issuance of common stock	278,501	-
Offering costs	(29,708)	
Repayment of notes payable	-	(58,911)
Proceeds from /(payments to) related parties	38,547	71,592
Net Cash Provided By (Used In) Financing Activities	117,812	(59,574)
Net Change In Cash	(123,584)	219,660
Cash at Beginning of Period	689,663	470,003
Cash at End of Period	$ 566,079	$ 689,663
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 1,545	$ 5,878
Cash paid for income taxes	$ 10,808	$ 16,476

No assurance is provided

See accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Digitally Imported, Inc. (the "Company") was incorporated on August 24, 2000 under the laws of the State of New York and is licensed to do business in the state of Colorado, where the majority of its employees are located. The Company offers over 90 channels of electronic dance music via its website and mobile applications. The Company also licenses its platform, technology, and administrative services to other related companies (see Note 8). The business is supported through subscription fees received by listeners, platform licensing revenues, and advertising revenues.

As indicated in Note 5, AudioAddict, Inc. ("AudioAddict") was incorporated on January 29, 2003, under the laws of New York and was merged into the Company and classified as a transaction between entities under common control. Thus, all results have been presented retrospectively consolidated. The Company has also consolidated the results of AudioAddict's wholly owned Israel subsidiary, AudioAddict, Ltd. that was formed in January 2016.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statement in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. The consolidated financial statements as of December 31, 2017 and 2016 and for the years then ended are accordingly adjusted as though the merger occurred at the beginning of prior periods. Therefore, these consolidated financial statements include all accounts of Digitally Imported, Inc., along with the merged AudioAddict for all periods presented and AudioAddict's wholly owned subsidiary, AudioAddict, Ltd. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased. At times during the year, the Company may maintain funds on deposit at its banks in excess of FDIC insurance limits. As of December 31, 2017 and 2016, the Company's cash balances exceeded FDIC insured limits by $216,967 and $261,452, respectively.

Cash and cash equivalents consisted of the following:

	2017	2016
Cash	$ 537,567	$ 651,107
Foreign currency	28,512	38,556
	$ 566,079	$ 689,663

Foreign Currency

The consolidated financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company's U.S. operations. The functional currency for AudioAddict, Inc. is its local currency. In accordance with ASC 830, *Foreign Currency Matters*, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' deficit, whereas gains or losses resulting from foreign currency transactions are included in results of operations. At December 31, 2016, the foreign currency translation was immaterial and therefore not reflected in these consolidated financial statements. Foreign Currency is denoted in Israeli Shekels (ILS), Euros (EUR) and Great British Pounds (GBP). These are converted into U.S. Dollars (USD).

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The estimated fair value of the Phantom Stock plan liability, described in Note 6, has been determined to be Level 3 as certain inputs used to determine the fair value of the Company by a third-party valuation firm are unobservable.

Accounts Receivable

For subscription and platform subscription licensing revenues, the Company receives payments through its credit card processor, Paypal, and App Stores (Google and Apple). For revenues earned during the month but not yet received, a receivable is booked to ensure proper recognition. Payments on those receivables is received generally within a matter of days for credit card processing and within a month for App Store revenues. For advertising revenues, the Company invoices at the beginning of each reporting period based on the amount of accrued revenue from the previous period. Payments received can generally lag between 1 to 4 months from invoice date. The Company assesses its accounts receivable based on historical loss patterns, current receivables aging, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2017 and 2016 was not necessary.

Property and Equipment

Property and equipment is carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments are capitalized. The Company reviews the recoverability of all long-lived assets, including the related useful lives which range from 3-7 years, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The cost and related accumulated depreciation of property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year's earnings.

		2017		2016
Computers and equipment	$	354,744	$	374,982
Furniture and fixtures		908		8,654
		355,652		383,636
Accumulated depreciation		(294,831)		(307,249)
Property and equipment, net	$	60,821	$	76,387
Depreciation Expense	$	53,582	$	72,448

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Revenue Recognition

The Company recognizes revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. We consider a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. We record cash received in advance of revenue recognition as deferred revenue.

Subscription Revenue

Subscription revenue is generated through the sale of a premium version of the Company's service which currently includes advertisement-free access and higher audio quality on supported devices. The Company offers one-month, annual, and two-year subscription options. Revenues under these arrangements are recognized over the term of the subscription.

Platform Revenue

The Company provides IT infrastructure, streaming media, membership services, advertising integration, software development and other assorted administrative services to other online webcasting companies. These entities are related parties (see Note 8). According to the applicable agreements, in return for these services, the Company retains a percentage of all revenues earned and received. Revenues under these arrangements are recognized when earned and are recorded net of payments made to these entities.

Advertising Revenue

The Company generates advertising revenue primarily from audio, display, and mobile display advertising. The Company generates the majority of its advertising revenue through the delivery of advertising impressions sold on a cost per thousand, or CPM, basis.

The primary source of advertising revenue is generated from arrangements with advertising agencies and brokers. Under these arrangements, agencies and brokers are provided the ability to sell advertising inventory on our service directly to advertisers. We report this revenue net of amounts due to agencies and brokers as the Company is not the primary obligor under these arrangements, and therefore, we do not set the pricing and do not establish or maintain the relationship with the advertisers.

Costs of Revenue

Costs of revenues include the cost of music royalties (see additional note below), order fulfillment costs (including transaction processing fees from external payment processors), advertising delivery technology costs, bandwidth costs associated with streaming musical content to our listeners, depreciation expense and other music content costs.

Costs of Music Royalties

Music royalty costs principally consist of royalties paid for music streamed to our listeners. Royalties are currently calculated under statutory licenses or negotiated rates documented in agreements. The majority of our royalties are payable based on a cost-per-play of a sound recording, while in other cases our royalties are payable based on a percentage of our revenue or a formula that involves a combination of per performance and revenue metrics. For royalty arrangements under negotiation, we accrue for estimated royalties based on the available facts and circumstances and adjust these estimates as more information becomes available. These costs are further discussed in Note 9 to these financial statements.

Compensation

Compensation expenses consist primarily of employee and consultant related costs, including salaries, consulting fees, benefits related to employees, health insurance, equity based compensation costs, travel and payroll taxes.

General and Administrative

General and administrative expenses consist primarily of internal and external information technology, rent, utilities, business insurance, bad debt expense related to notes receivable, subscriptions and software licenses, depreciation, professional fees (including legal, accounting and other consultants) and other administrative expenses.

Marketing

Marketing expenses are primarily digital advertising costs and direct listener communication costs, including email processing and mobile phone communication deliveries.

Equity-Based Compensation

The Company has established an equity-based incentive program as discussed in more detail in Note 6. Awards of phantom stock are accounted for as a liability under ASC Topic 718 and changes in the fair value of our liability are recognized as compensation cost over the requisite service period for the percentage of requisite service rendered each period. Changes in the fair value of the liability that occur after the requisite service period are recognized as compensation cost during the period in which the changes occur. We remeasure the liability for the outstanding awards at the end of each reporting period and the compensation cost is based on the change in fair market value for each reporting period. The fair market value is determined by a third-party valuation firm and has been determined to be a Level 3 fair value measurement as noted above.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years.

Concentrations on Accounts Receivable

The Company has concentrations of credit risk related to trade receivables where AdsWizz, Inc, Audio HQ, and Apple iTunes Store and represent 29%, 18%, and 16% of the accounts receivable balance as of December 31, 2017, respectively. Additionally, AdsWizz, Inc and TargetSpot, Inc represent 28% and 23% of the accounts receivable balance as of December 31, 2016, respectively. If one or more of these vendors did not satisfy their obligations, it could have a material impact on the Company.

Concentrations of Platform Revenue

The Company has concentrations of platform revenues sources where Radio Now, LLC ("Radio Now") and Radio World, LLC ("Radio World") represent 54% and 46% of platform revenues and 20% and 16% of total revenues recognized for the year ended December 31, 2017, all respectively. Radio Now and Radio World represent 57% and 43% of platform revenues and 23% and 17% of total revenues recognized for the year ended December 31, 2016, all respectively. If one or both of these agreements were to be terminated, it could have a material impact on the Company.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. We do not believe the adoption of ASU 2015-17 will have a material impact on our financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained a net loss of $193,324 during the year ended December 31, 2017, has an accumulated deficit of $892,247 and $698,923 as of December 31, 2017 and 2016, respectively, and current liabilities exceeded current assets by $343,000 as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

The Company had a number of notes outstanding to related entities, Radio World, LLC ("Radio World" and Radio Now, LLC ("Radio Now") (see also Note 8). These notes are unsecured and were issued at various points from July 2014 through November 2015 with interest rates ranging between 1.47% and 1.90%. Each note was issued with a five-year maturity with the option to pay off early at any time. Interest expenses were paid to date as of December 31, 2017. Total interest expense on the loans was $1,406 and $3,717 for the years ended December 31, 2017 and 2016, respectively.

The following schedule presents the Company's notes payable principal due by maturity year:

2018	$55,741
Total	$55,741

NOTE 5: BUSINESS COMBINATION

On December 2, 2016, AudioAddict was merged into the Company. As the Company was majority owned by AudioAddict's sole shareholder during 2016 and by AudioAddict's sole shareholder and spouse during 2015, this transaction was deemed to be between entities under common control. As a result of this classification, all results have been shown retrospectively adjusted to present operations on a consolidated basis. All intra-entity transactions have been eliminated. The merger and related stock transactions were based upon the fair market values of each entity as determined by a third-party valuation firm. Common stock was reissued based on the pro-rata fair market value of each shareholder's holdings as of the transaction date (see Note 6).

NOTE 6: STOCKHOLDERS' EQUITY (DEFICIT)

Common Stock

During 2017, the Company amended its Articles of Incorporation, authorizing 40,000,000 shares of capital stock, of which 20,000,000 shares were designated as Class A Common Stock at $0.001 par value and 20,000,000 shares were designated as Class B Non-Voting Common Stock at $0.001 par value. The Class B Non-Voting Common Stock do not have voting rights. As of December 31, 2017 and 2016, 11,465,192 shares of Class A Common Stock were issued and outstanding. As of December 31, 2017, 377,250 shares of Class B Common Stock were issued and outstanding.

During 2017, the Company raised $396,113 in an offering of its Class B Common Stock pursuant to an offering under Regulation Crowdfunding. 377,250 shares of common stock were issued at $1.05 per share. As of December 31, 2017, the Company had a subscription receivable of $117,612 related to unreceived and escrowed funds on this offering.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Class A Common Stock are identical to those of the Class B Common Stock other than in respect to voting rights, where Class A Common Stock holder have exclusive voting rights.

As indicated in Note 5, the Company had a merger transaction on December 2, 2016, where AudioAddict was merged into the Company. Utilizing the fair market values of each entity, shares were reissued based upon the pro-rata fair market value of each shareholder's stock. At December 31, 2015 both AudioAddict and the Company had 10,000,000 shares outstanding of their respective 20,000,000 authorized. On December 2, 2016, AudioAddict was dissolved and all shares cancelled. On the same date, the Company cancelled its 10,000,000 shares and reissued 11,465,192 shares in accordance with the pro-rata fair market values and the merger agreement at $0.001 par value per share.

Phantom Stock Plan

The Company, along with AudioAddict, adopted a Phantom Stock and Change of Control Plan (the "Prior Plan") during 2014. The value of these awards was subject to the appreciation of each Company. As there was no appreciation of the Company prior to the merger, all prior AudioAddict agreements were honored through an Amended and Restated Phantom Stock and Change of Control Plan (the "Plan") and results are retrospectively adjusted to show the results of consolidated operations, all information provided relates to AudioAddict's Prior Plan or the current Plan.

The issuances of awards under the Prior Plan and Plan have varied vesting periods from immediate to 3 years. The expense related to the Prior Plan and Plan is recognized straight-line over the vesting period, as long as the value of the Company is increasing. All fair market values were calculated by a third-party valuation firm. The awards, once earned and vested, are payable in cash, stock or other equity as determined by the Company's Board of Directors. Awards are payable when vested and the occurrence of death, disability, termination without cause, or a change in control of the Company in accordance with the terms of the underlying agreements. Awards that are not vested upon any of the above noted events are forfeited. Both the Prior Plan and Plan allow for a maximum of half of current outstanding shares to be issued as Phantom Stock. For the years ended December 31, 2017 and 2016 the total number of units authorized for issuance were 5,732,596.

A summary of cash payments for Phantom Stock settled and compensation costs recognized in Compensation on our Statements of Operations for the Prior Plan and Plan is provided below:

	2017	2016
Cash payments for settled shares	$ 26,090	$ 30,757
Compensation expense/(income)	$ (19,113)	$ 13,566

Total unrecognized compensation cost on outstanding awards under the Prior Plan and Plan amounted to $0 and $4,168 as of December 31, 2017 and 2016, respectively.

A summary of information related to vested Phantom Stock for the years ended December 31, 2017 and 2016 is as follows:

	Shares	Weighted Average Grant Date Fair Value (per share)
Vested Phantom Stock Awards, January 1, 2016	1,962,874	$ 0.30
Redeemed	(784,656)	0.30
Vested	1,690,900	0.32
Vested Phantom Stock Awards, December 31, 2016	2,869,118	0.32
Redeemed	(50,000)	0.30
Vested	342,094	0.36
Forfeited	(45,543)	0.37
Vested Phantom Stock Awards, December 31, 2017	3,115,669	$ 0.32

A summary of the changes in the number of outstanding Phantom Stock awards for the years ended December 31, 2017 and 2016 for the Prior Plan and Plan is provided below.

Balance of Phantom Stock Awards Outstanding, December 31, 2015	3,759,082
Granted	572,562
Settled	(784,656)
Forfeited	(200,000)
Balance of Phantom Stock Awards Outstanding, December 31, 2016	3,346,988
Granted	50,000
Settled	(50,000)
Forfeited	(64,652)
Balance of Phantom Stock Awards Outstanding, December 31, 2017	3,282,336

The liability for unsettled Phantom Stock awards as of December 31, 2017 and 2016 are $131,563 and $176,766, respectively.

NOTE 7: INCOME TAXES

As indicated in Note 5, a merger occurred whereby AudioAddict, Inc. was merged into the Company. Until that merger, the Company elected S-Corporation status with the Internal Revenue Service. As a result of the merger, the prior net operating loss benefits that had accumulated for the Company's shareholders are no longer valid. Additionally, as a function of the merger, the Company lost the ability to file as an S-Corporation moving forward and is now a C-Corporation.

AudioAddict, Inc. filed taxes as a C-Corporation for its entire history and had an accumulated net operating loss at the merger date. The merger did not trigger a change in ownership that disallowed the use of the net operating loss by the Company under IRS Section 382, allowing the Company the use of these net operating losses.

The Company pays Federal and State income taxes at rates of approximately 34% and 4.63%, respectively, and has used an effective blended rate of 37.08% to derive net tax assets of $243,733 and $181,551 as of December 31, 2017 and 2016, respectively. Deferred tax assets and liabilities are as follows:

	2017	2016
Deferred tax assets:		
Net operating loss carryforwards	$ 193,401	$ 116,007
Book/tax temporary differences	1,548	-
Equity compensation payable	48,784	65,544
Total deferred tax assets	243,733	181,551
Valuation allowance	(243,733)	(181,551)
Net deferred tax asset	$ -	$ -

The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforwards, and accordingly, the Company recorded full valuation allowances against its deferred tax assets for both years. The Company intends to maintain a full valuation allowance on net deferred tax assets until sufficient evidence exists to support reversal of the valuation allowance.

As of December 31, 2017 and 2016, the Company had federal net operating loss carryforwards of $531,799 and $312,861, respectively, which will begin to expire in 2032. At December 31, 2017 and 2016, the Company had Colorado state net operating loss carryforwards of $400,439 and $316,331, which will begin to expire in 2032, and New York State net operating loss carryforwards of $8,222 and $162,030, which will begin to expire in 2032, all respectively. The Company expects to receive an income tax refund in the amount of $7,683 in 2018.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company does incur income tax related to its fully owned subsidiary, AudioAddict, Ltd, in Israel. For the years ended December 31, 2017 and 2016, the Company recorded $10,808 and $16,476, respectively, related to income tax expense in Israel.

NOTE 8: RELATED PARTY TRANSACTIONS

Platform Licensing Agreements

Radio Now has a contract with the Company for the provision of technology services to operate its website and mobile applications (including but not limited to membership billing and administrative services, music streaming technology, hosting, mobile applications, and advertising systems and services). The Company retains all rights in the technologies. For services provided, the Company retains a percentage of subscription and advertising revenues. Radio Now is owned 100% by the majority owner of the Company's wife.

For the years ended December 31, 2017 and 2016, $420,710 and $486,708, respectively, were incurred to Radio Now in relation to this agreement and charged to costs of net revenues in the statements of operation. For the years ended December 31, 2017 and 2016, there were balances due to Radio Now of $63,112 and $39,342, respectively, of which all have been included in due to related parties in the balance sheet.

Radio World also has a contract with the Company for the provision of technology services to operate its websites and mobile applications (including but not limited to membership billing and administrative services, music streaming technology, hosting, mobile applications, and advertising systems and services). The Company retains all rights in the technologies. For services provided, the Company retains a percentage of subscription and advertising revenues. Radio World is owned by the Company's majority shareholder, a trust established for the majority shareholder's children and another employee of the Company.

For the years ended December 31, 2017 and 2016, $351,695 and $363,090, respectively, were incurred to Radio World in relation to this agreement and charged to costs of net revenues in the statements of operations. For the years ended December 31, 2017 and 2016, there were balances due to Radio Now of $47,027 and $32,250, respectively, of which all have been included in due to related parties in the balance sheet.

Notes Payable

There have been various Notes Payable between the Company and Radio Now. For the years ended December 31, 2017 and 2016, $114,055 and $57,428 was repaid on these Notes to Radio Now Reference Note 4.

There is a Note Payable between the Company and Radio World. For the years ended December 31, 2017 and 2016, $19,741 and $5,200 was repaid on these Notes to Radio World. Reference Note 4.

Operating Activities

Management fees charged to Radio World by the Company totaled $106,258. Throughout the year the Company made various payments on behalf of Radio World, these totaled $32,363 for the year ended December 31, 2017. In addition, the Company made various payments on behalf of Radio Now, these totaled $14,923 for the year ended December 31, 2017. For the year ended December 31, 2017, the amounts due from Radio Now and Radio Word totaled $14,923 and $2,363, respectively.

NOTE 9: CONTINGENCIES

Operating Lease

The Company leased an administrative office under a noncancellable operating lease agreement. Rent expense under this lease for the years ended December 31, 2017 and 2016, totaled $32,000 and $48,000, respectively. The monthly rent rate in effect as of December 31, 2017 and 2016 was $0 and $4,000, respectively. The lease terminated July 31, 2017.

Capital Lease

The Company leased certain technology equipment and maintenance services under a noncancellable capital lease agreement. Amounts capitalized in relation to this agreement were $68,545 in equipment and $15,969 in prepaid maintenance costs, which were amortized over the appropriate service period. Payments under this lease for the years ended December 31, 2017 and 2016, totaled $13,223 and $31,734, of which $232 and $4,295 covered interest on the lease, all amounts respectively. The monthly lease payment in effect as of December 31, 2017 and 2016 was $0 and $2,644, respectively. The lease terminated effective June 30, 2017. The Company exercised the option to bargain purchase the technology equipment for $1.

Music Royalties

While the Company's service is primarily intended for, marketed to and monetized in the U.S., Netherlands, U.K., and Canada, where sound recording and music composition royalties are currently being paid to the applicable collection societies or negotiations are ongoing, any internet user, irrespective of location, has access to Digitally Imported. For those territories that the Company does not have a relationship with applicable collection societies, no royalty expense has been paid or accrued, which could lead to current and/or past royalty liabilities.

The terms of the U.S. compulsory license for webcasting require that a royalty be paid for the transmission of all or any portion of an identifiable sound recording to a transmission recipient. While the Company for many years considered a DJ compilation mix or show to be an identifiable sound recording for performance reporting purposes, the Company was notified this practice was not acceptable. Therefore, the Company may become liable for additional music royalties to account for the performance of individual tracks within these mixes and shows.

These factors represent unasserted potential claims against the Company that could result in a loss to the Company in a material amount for the years in which the Company utilized this royalty methodology and streamed its programming. An accrual for a loss contingency was not made because the conditions described in FASB ASC 450-20-25-2 regarding probability of a loss have not been met and the amount of the potential loss cannot be reasonably estimated.

In January 2017, the Company commenced reporting identified individual sound recordings contained in DJ compilation mixes and shows as performances in the United States through the use of a third-party service which will result in increased costs of revenue on the statement of operations and continuing forward.

Value Added Tax (VAT)

The Company's business qualifies as an "Electronically Supplied Service" under the EU VAT regulations. Until January 1, 2017, the Company had not collected and, thus, had not remitted VAT. As the burden of collection is with the supplier of the Electronically Supplied Service, this could represent unasserted potential claims against the Company that could result in a loss to the Company in a material amount for the years in which the Company sold its subscriptions into the European Union. The Company has taken all steps as of January 1, 2017 to properly collect and remit VAT for sales to European Union customers.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Management's Evaluation

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through April 27, 2018, which is the date the financial statements were available to be issued.

FINANCIAL CERTIFICATION

I, Gregory Ari Shohat, certify that the financial statements of Digitally Imported, Inc. included in this Form are true and complete in all material respects.

Shohat

Gregory Ari Shohat, CEO

4/28/2018

Date